Exhibit 12

Statement of Computation of Ratio of Earnings to Fixed Charges

	Nine Months Ended September 30,
	2018	2017
	(000’s)	(000’s)
Earnings:
Income (loss) attributable to MDC Partners Inc.	$(42,135)	$19,180
Additions:
Income tax expense (benefit)	(3,367)	17,659
Net income attributable to the noncontrolling interests	5,900	6,588
Fixed charges, as shown below	65,882	64,161
	68,415	88,408
Subtractions:
Equity in earnings of non-consolidated affiliates	358	1,924

Earnings as adjusted	$25,922	$105,664
Fixed charges:
Interest on indebtedness, expensed or capitalized	48,001	46,841
Amortization of debt discount and expense and premium on indebtedness, expensed or capitalized	2,402	2,018
Interest within rent expense	15,479	15,302
Total fixed charges	$65,882	$64,161
Ratio of earnings to fixed charges	N/A	1.65
Fixed charge deficiency	$39,960	N/A